

SE 05041097 OMMISSION
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| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 49621 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Miller Investments, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5350 S. Roslyn Street, Suite 350
(No. and Street)

Greenwood Village, C (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mimi Winter (303) 768-8896 ext 13
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schmidt + Associates, P.C.
(Name – *if individual, state last, first, middle name*)

7100 E. Belleview Avenue, Suite 307 Greenwood Village, Colorado 80111
(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Stephen L. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Miller Investements, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


DEBORAH M. PUTNEY
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 10/07/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HAMILTON MILLER INVESTMENTS, LLC

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITORS' REPORT

December 31, 2004

*Schmidt + Associates, P.C.*
*7100 East Belleview Avenue, Suite 307*
*Greenwood Village, Colorado 80111*
*(303) 741-5600*

HAMILTON MILLER INVESTMENTS, LLC

TABLE OF CONTENTS



Schmidt + Associates
A Professional Corporation of Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

To the Members
Hamilton Miller Investments, LLC

We have audited the accompanying statement of financial condition of Hamilton Miller Investments, LLC, (the Company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Miller Investments, LLC at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schmidt + Associates, P.C.

SCHMIDT + ASSOCIATES, P.C.

Greenwood Village, Colorado
January 18, 2005



7100 E. Belleview Ave., Suite 307, Greenwood Village, CO 80111 303+741•5600 Fax 303+741•3320 www.schmidtcpa.com

**HAMILTON MILLER INVESTMENTS, LLC**
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 230,939 |
| Certificates of deposit | 50,643 |
| Receivable from broker-dealers and other clearing organizations | 2,629,839 |
| Prepaid expenses | 832 |
| Securities owned: | |
| Not readily marketable, at estimated fair value | 18,900 |
| TOTAL ASSETS | $ 2,931,153 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Fees payable to brokers and dealers | $ 612,803 |
| Accrued expenses-related party | 11,165 |
| TOTAL LIABILITIES | 623,968 |
| COMMITMENTS AND CONTINGENCIES | |
| MEMBER'S EQUITY | 2,307,185 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 2,931,153 |

See accompanying accountants' audit report
and notes to financial statements.

**HAMILTON MILLER INVESTMENTS, LLC**
STATEMENT OF INCOME
For the Year Ended December 31, 2004

| | | |
|---|---|---|
| REVENUES | | |
| Management and Performance fees | | $ 4,608,726 |
| Commissions | | 983,698 |
| Finders Fees | | 345,556 |
| Interest income | | 275 |
| TOTAL REVENUES | | 5,938,255 |
| EXPENSES | | |
| Reimbursement Expenses (Related party) | | |
| Management Fees | $ 2,640,000 | |
| Payroll | 1,793,329 | |
| Office | 44,679 | |
| Travel | 49,179 | |
| Professional fees | 42,975 | |
| Subscriptions and memberships | 17,919 | |
| Telecommunications | 19,850 | |
| Meals and entertainment | 20,762 | |
| Miscellaneous | 32,867 | |
| TOTAL REIMBURSEMENT EXPENSES | | 4,661,560 |
| Other expenses | | |
| Regulatory and finders fees | 739,019 | |
| License fees | 9,449 | |
| Professional fees | 21,009 | |
| Miscellaneous | 468 | |
| TOTAL OTHER EXPENSES | | 769,945 |
| TOTAL EXPENSES | | 5,431,505 |
| NET INCOME | | $ 506,750 |

See accompanying accountants' audit report
and notes to financial statements.

**HAMILTON MILLER INVESTMENTS, LLC**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

| | Total Member's Equity |
|---|---|
| BALANCE AT JANUARY 1, 2004 | $ 1,800,435 |
| Net Income | 506,750 |
| Contributions of capital | 0 |
| BALANCE AT DECEMBER 31, 2004 | $ 2,307,185 |

See accompanying accountants' audit report
and notes to financial statements.

**HAMILTON MILLER INVESTMENTS, LLC**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 506,750 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| (Increase) in operating assets: | | |
| Net receivable from broker-dealer and other clearing organizations | $ ( 748,533 ) | |
| Certificate of deposit | ( 25,275 ) | |
| Prepaid expenses | ( 482 ) | |
| Increase in operating liabilities: | | |
| Fees payable to brokers and dealers | 239,026 | |
| Accrued expenses | 7,560 | |
| Total adjustments | | ( 527,704 ) |
| NET CASH USED BY OPERATING ACTIVITIES | | ( 20,954 ) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | 0 | |
| NET CASH USED BY INVESTING ACTIVITIES | | 0 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | 0 | |
| NET CASH USED BY FINANCING ACTIVITIES | | 0 |
| NET DECREASE IN CASH | | ( 20,954 ) |
| CASH – Beginning of year | | 251,893 |
| CASH - End of year | | $ 230,939 |

Supplemental Cash Flow Disclosure

There were no non-cash investing or financing activities; and no cash was expended for interest or taxes for the year ended December 31, 2004.

See accompanying accountants' audit report
and notes to financial statements.

## A. ORGANIZATION AND NATURE OF THE BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company 100% owned by Hamilton Miller, Inc. (Note K) and conducts its business in the state of Colorado. The Company provides marketing services for non-traditional fund managers primarily through private offerings in compliance with Regulation D of the Federal Reserve Board.

## B. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are reported on an accrual basis in accordance with generally accepted accounting principles. The Company is a privately held limited liability company and, as such, is not required to provide earnings per share information in these financial statements.

### Fee and Commission Income

The Company's primary sources of revenue are fees and commissions earned as a percentage of the fees charged by the fund managers to their customers.

### Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the returns of the members and taxed depending on their tax situations. The financial statements do not reflect a provision for income taxes.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

For the purpose of the statement of cash flows, cash includes all cash held in checking and savings accounts, other than certificates of deposit.

C. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company does not participate in active securities trading or clearing functions and therefore is not required to segregate any funds for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

D. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limit. Should a bank fail when the Company's bank balances exceed the limits, which is highly unlikely, the Company may suffer a loss of the amounts in excess of the limits. The Company routinely assesses the financial strength of its customers and, as a consequence believes that its trade accounts receivable credit risk exposure is limited.

E. SIGNIFICANT CLIENTS

Of the Company's total revenue for the year ended December 31, 2004, approximately 34.7% is from one client.

F. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables balance is comprised of management and performance fees due from various fund managers for marketing services performed by the Company. Collateral for the receivables is not reflected in the financial statements.

G. SECURITIES OWNED

Securities owned consist of shares and warrants purchased and valued at cost of $18,900, which is lower than estimated realizable value. There was no market on a securities exchange for the shares or warrants as of December 31, 2004.

H. FEES PAYABLE TO BROKERS AND DEALERS

The Company owed $612,803 in fees to brokers and dealers, which were directly related to their accounts receivable balances from broker-dealer and other clearing organizations at December 31, 2004.

I. SUBORDINATED BORROWINGS

The Company did not have any subordinated borrowing activity for the year ended December 31, 2004.

J. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $270,417, which was $228,820 in excess of its required net capital of $41,597. The Company's ratio of aggregate indebtedness to net capital was 2.31 to 1 (page 10).

K. COMMODITY FUTURES AND OPTIONS SEGREGATION REQUIREMENTS

The Company is not subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17).

## L. RELATED PARTY TRANSACTION

The Company has an agreement with its sole Member in which the Company pays operational expenses for the use of the Member's facility, employees, fringe benefits, and other operating expenses. The sole Member leases its facility in a non-cancelable operating lease, which expires on June 30, 2007. Rent expense for the year ended December 31, 2004 was $32,318. The Company is indirectly committed via its sole Member's lease obligation to rent of $33,175 in 2005, $34,109 in 2006 and $17,288 in 2007. The sole Member also makes contributions to a retirement plan for its employees. For the year ended December 31, 2004, retirement contributions of $184,404 were made, which were reimbursed by the Company. The annual contributions to the retirement plan are at the discretion of management of the sole Member. The total obligation the Company incurred for reimbursed expenses for the year ended December 31, 2004 was $4,661,560. At December 31, 2004, the Company owed its Member $11,165 for reimbursed expenses.

# SUPPLEMENTAL INFORMATION

**Schedule I**

**HAMILTON MILLER INVESTMENTS, LLC**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

| | | |
|---|---|---|
| Net Capital | | |
| Total member's equity | | $ 2,307,184 |
| Deduct member's equity not allowable for net capital | | 0 |
| Total members' equity qualified for net capital | | 2,307,184 |
| Add subordinated borrowings and other allowable credits | | 0 |
| Total capital | | 2,307,184 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables, net of related payables | $ ( 2,017,036 ) | |
| Securities not readily marketable | ( 18,900 ) | |
| Other | ( 831 ) | |
| Total deductions and or charges | | ( 2,036,767 ) |
| Net capital before haircuts on securities positions (tentative net capital) | | 270,417 |
| Haircuts on securities | | 0 |
| Net capital | | $ 270,417 |
| Aggregate indebtedness | | |
| Fees payable to brokers and dealers | 612,803 | |
| Accrued expenses | 11,165 | |
| Total aggregate indebtedness | | $ 623,968 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | $ 41,597 |
| Excess net capital at 1,500 percent | | $ 228,820 |
| Excess net capital at 1,000 percent | | $ 208,020 |
| Ratio: Aggregated indebtedness to net capital | | 2.31 to 1 |

Note that no material differences exist between Net Capital computed on this schedule, and the unaudited filing of Part II of the FOCUS report filed by the broker-dealer.

**Schedule II**

**HAMILTON MILLER INVESTMENTS, LLC**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Hamilton Miller Investments, LLC does not have any reserve requirements under rule 15c3-3 of the Securities and Exchange Commission. Hamilton Miller Investments, LLC does not participate in active trading or clearing functions. Accordingly, Hamilton Miller Investments, LLC neither holds nor controls customer assets and at no time obtains possession or control of customers' fully paid and excess-margin securities. No "Special Reserve Bank Account for the Exclusive Benefit of Customers", as outlined by Rule 15c3-3, is required by Hamilton Miller Investments, LLC.

Note that this broker-dealer claims an exemption from Rule 15c3-3.

## Schedule III

**HAMILTON MILLER INVESTMENTS, LLC**
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Hamilton Miller Investments, LLC does not participate in active trading or clearing functions. Accordingly, Hamilton Miller Investments, LLC neither holds nor controls customer assets and at no time obtains possession or control of customers' fully paid and excess-margin securities. Therefore this schedule is not applicable in relation to the activities of Hamilton Miller Investments, LLC.

**Schedule IV**

**HAMILTON MILLER INVESTMENTS, LLC**
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2004

Hamilton Miller Investments, LLC does not participate in active trading or clearing functions. Accordingly, Hamilton Miller Investments, LLC neither holds nor controls customer assets and at no time obtains possession or control of customers' fully paid and excess-margin securities. Therefore this schedule is not applicable in relation to the activities of Hamilton Miller Investments, LLC.



Schmidt + Associates
A Professional Corporation of Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

To the Members
Hamilton Miller Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Miller Investments, LLC, (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



7100 E. Belleview Ave., Suite 307, Greenwood Village, CO 80111 303+741•5600 Fax 303+741•3320 www.schmidtcpa.com



To the Members
Hamilton Miller Investments, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schmidt & Associates, P.C.

**SCHMIDT + ASSOCIATES, P.C.**

Greenwood Village, Colorado
January 18, 2005